SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 30, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated January 30, 2014 regarding “Ericsson reports fourth quarter and full year results 2013”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 30, 2014

ERICSSON fourth QUARTER REPORT 2013

Ericsson fourth quarter and full year report 2013

JANUARY 30, 2014

FOURTH QUARTER HIGHLIGHTS

•	Sales of SEK 67.0 b., flat YoY.

•	Sales for comparable units and adjusted for FX, increased 4% YoY.

•	Operating income incl. JV of SEK 9.1 (-3.8) b. with operating margin of 13.5% (-5.7%), including a one-time charge of SEK -0.4 b. related to the acquisition of Airvana

•	Net income SEK 6.4 (-6.3) b.

•	Successfully closed an IPR cross license agreement with Samsung on FRAND terms. Impact on net sales of SEK 4.2 b., on operating income of SEK 4.2 b. and on net income of SEK 3.3 b. included in all numbers.

•	EPS diluted SEK 1.97 (-1.99). EPS Non-IFRS SEK 2.42 (-1.40).

•	Cash flow from operating activities of SEK 14.6 (15.7) b.

•	Segment Modems was consolidated as of October 1, 2013

FULL YEAR HIGHLIGHTS

•	Sales of SEK 227.4 b., flat YoY.

•	Sales for comparable units and adjusted for FX, up 5% YoY.

•	Operating income incl. JV was SEK 17.8 (10.5) b. with an operating margin of 7.8% (4.6%).

•	Net income SEK 12.2 (5.9) b.

•	All numbers include effects of the IPR cross license agreement with Samsung with impact on net sales of SEK 4.2 b., on operating income of SEK 4.2 b. and on net income of SEK 3.3 b.

•	EPS diluted SEK 3.69 (1.78). EPS Non-IFRS SEK 5.62 (3.55).

•	Cash flow from operating activities of SEK 17.4 (22.0) b.

•	Proposed dividend for 2013 of SEK 3.00 (2.75) per share.

SEK b.	Q4 2013	Q4 2012		YoY Change	Q3 2013	QoQ Change	Full year 2013	Full year 20122)		Full year Change
Net sales	67.0	66.9		0%	53.0	27%	227.4	227.8		0%
Of which Networks	34.8	35.3		-1%	26.7	30%	117.7	117.3		0%
Of which Global Services	27.2	28.0		-3%	24.0	13%	97.4	97.0		0%
Of which Support Solutions	5.1	3.6		41%	2.4	117%	12.2	13.5		-9%
Of which Modems	0.0	—		—	—	—	0.0	—		—
Gross margin	37.1%	31.1%		—	32.0%	—	33.6%	31.6%		—
Operating income excl JV	9.1	4.8		90%	4.3	112%	18.0	22.2		-19%
Operating margin excl JV	13.5%	7.1%		—	8.1%	—	7.9%	9.7%		—
Networks	17%	8%		—	10%	—	10%	6%		—
Global Services	8%	6%		—	8%	—	6%	6%		—
Support Solutions	37%	8%		—	-5%	—	12%	9%		—
Operating income incl JV	9.1	-3.8	3)	—	4.2	115%	17.8	10.5	3)	71%
Operating margin incl JV	13.5%	-5.7%		—	8.0%	—	7.8%	4.6%		—
Net income	6.4	-6.3	3)	—	3.0	114%	12.2	5.9	3)	105%
EPS diluted, SEK	1.97	-1.99		—	0.90	119%	3.69	1.78		107%
EPS (Non-IFRS), SEK1)	2.42	-1.40		—	1.31	85%	5.62	3.55		58%
Cash flow from operating activities	14.6	15.7		-7%	1.5	—	17.4	22.0		-21%
Net cash, end of period	37.8	38.5		-2%	24.7	53%	37.8	38.5		-2%

1)	EPS, diluted, excl. restructuring, amortizations and write-downs of acquired intangible assets
2)	Including gain from divestment of Sony Ericsson of SEK 7.7 b
3)	Including a charge related to ST-Ericsson of SEK -8.0 b

Ericsson Fourth Quarter Report 2013	1

Comments from Hans vestberg, PResident and ceo

“Ericsson’s sales for comparable units, adjusted for FX, grew 5% for the full year. I am pleased that we have successfully closed the IPR cross-licensing agreement with Samsung. Our industry is built on scale and a strong tradition of sharing technologies through licensing on fair, reasonable and non-discriminatory (FRAND) terms. The agreement shows the value of our R&D investments and enables both companies to continue to innovate and bring new technologies to the market,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“Our focus on profitability started to pay off and operating margin for the group gradually improved in 2013, despite significant currency headwind, driven primarily by improvements in Networks and Network Rollout.

The business mix, with a higher share of coverage projects than capacity projects, started to shift towards more capacity during the year. As anticipated, sales came under some pressure during the quarter. As previously communicated, the major reason behind this development is the two large mobile broadband coverage projects, which peaked in North America in the first half of 2013 and the impact from reduced activity in Japan.

While executing on the large rollout projects in the US, we have also strengthened our professional services position and capabilities. For the full year Global Services accounted for the majority of the region’s sales and we are today the market leader in both telecom services and mobile infrastructure in one of the world’s most advanced and dynamic ICT markets.

The LTE tenders in China continue and so far the two major operators that have made their vendor selections have chosen Ericsson. During the quarter, sales in China improved as a result of deliveries to the ongoing mobile broadband coverage projects.

In the fourth quarter Ericsson continued to grow in some of its European key markets. During the last years we have strengthened our position in Europe through the network modernization projects. These projects have been delivered according to plan and the major part of the negative margin impact from these projects is now behind us. Over time, we expect the telecom industry in Europe to improve driven by macroeconomic development and a recent investment announcement made by one of the large operators.

During 2013 Ericsson executed on a number of strategic initiatives to both manage the ongoing technology transition in the industry and to transform the company for future business opportunities. We have solidified our core business as well as taken important steps to build a leadership position in new and targeted key areas. This includes consolidating the modems business and the acquisition of the IPTV business Mediaroom from Microsoft. We will gradually increase resource and capital allocation in these areas as well as in IP, Cloud, OSS and BSS.

The long-term fundamentals in the industry remain attractive and with our ongoing strategic initiatives we are well positioned to continue to support our customers in a transforming ICT market.

We have worked diligently to improve working capital and we ended the year with a strong cash flow of SEK 17.4 (22.0) b. and a full-year cash conversion of 79%, above the target of 70%, giving Ericsson a solid balance sheet to continue to execute on our strategy. The Board of Directors proposes a dividend for 2013 of SEK 3.00 (2.75) per share, an increase by 9%,” concludes Vestberg.

Ericsson Fourth Quarter Report 2013	2

Financial highlights

INCOME STATEMENT

IMPACT OF SAMSUNG IPR AGREEMENT

On January 27, 2014, Ericsson and Samsung reached an agreement on global patent licenses between the two companies. The cross license agreement covers patents relating to GSM, UMTS, and LTE standards for both networks and handsets.

The agreement includes an initial payment and ongoing royalty payments from Samsung to Ericsson for the term of the new multi-year license agreement.

The initial payment contributed to net sales with SEK 4.2 b., operating income of SEK 4.2 b. and net income of SEK 3.3 b. in the fourth quarter. Ericsson expects that the initial payment will impact Ericsson’s operating cash flow in the beginning of 2014. This specific agreement impacts Segments Networks and Support Solutions. Numbers excluding the Samsung agreement:

SEK b. (excl Samsung agreement)	Q4 2013	Full year 2013
Net sales	62.8	223.2
Of which Networks	31.8	114.8
Of which Global Services	27.2	97.4
Of which Support Solutions	3.8	11.0
Of which Modems	0.0	0.0
Gross margin	32.9%	32.3%
Operating income excl JV	4.9	13.8
Operating margin excl JV	7.7%	6.2%
Networks	9%	7%
Global Services	8%	6%
Support Solutions	16%	2%
Operating income incl JV	4.9	13.6
Operating margin incl JV	7.7%	6.1%
Net income	3.2	8.9
EPS diluted, SEK	0.96	2.68
EPS (Non-IFRS), SEK	1.42	4.61

FOURTH QUARTER

Sales for comparable units, adjusted for FX, increased 4% YoY. The Samsung agreement impacted sales by SEK 4.2 b. Sales increased in China and Russia, while Networks sales in North America and overall sales in Japan declined. CDMA sales in North America, as well as GSM sales in China, continued to decline.

Including the Samsung agreement, reported sales increased, 27% QoQ. Mobile broadband deliveries in China increased, while there were lower project activities in North America and Japan.

Licensing revenues grew in the quarter both YoY and QoQ, also excluding the Samsung agreement.

Restructuring charges amounted to SEK 1.0 (1.7) b., mainly driven by continued execution of the service delivery strategy.

Gross margin increased YoY to 37.1% (31.1%), due to the Samsung agreement, reduced negative effect from network modernization projects in Europe and continued business mix improvements. The QoQ gross margin improvement from 32.0% was driven by the same factors. Large LTE coverage projects in China impacted hardware margins negatively. The share of services sales was 41% (42%), a decline by -4%-points QoQ.

Ericsson Fourth Quarter Report 2013	3

Total operating expenses amounted to SEK 16.1 (16.4) b. Operating expenses, excluding the added modems business, the one-time charge related to the acquisition of Airvana, the acquired Mediaroom operations and restructuring charges, were down -6% YoY and R&D expenses, adjusted for the same items, were down -9%. The modems business added cost of SEK -0.5 b. and the one-time charge related to Airvana amounted to SEK -0.4 b.

R&D expenses amounted to SEK 8.9 (9.2) b. and selling, general and administrative expenses (SG&A) amounted to SEK 7.2 (7.1) b.

Other operating income and expenses were flat YoY and amounted to SEK 0.3 b. The re-evaluation effect for new hedges taken in 2013 was SEK 0.1 b. For these new hedges hedge accounting is not applied (see Accounting Policies). In the third quarter there was a positive re-evaluation effect for new hedges of SEK 0.8 b.

Operating income, including JV, increased to SEK 9.1 (-3.8) b. The fourth quarter 2012 included a non-cash charge related to ST-Ericsson of SEK -8.0 b. Operating margin, including JV, was 13.5% (-5.7%). Currency had an overall negative impact on operating income YoY.

Financial net amounted to SEK -0.1 (-0.1) b. and declined QoQ from SEK 0.1 b., mainly related to foreign exchange currency revaluation effects. Tax costs were SEK -2.5
(-2.4) b.

Net income increased to SEK 6.4 (-6.3) b. The Samsung agreement had a positive effect of SEK 3.3 b.

EPS diluted was SEK 1.97 (-1.99).

EPS Non-IFRS was SEK 2.42 (-1.40).

Ericsson Fourth Quarter Report 2013	4

FULL YEAR

Full year reported sales were flat and amounted to SEK 227.4 (227.8) b. During the year sales were negatively impacted by strong currency headwind and lower sales in North East Asia, driven by lower GSM investments in China combined with lower project activity in Japan and South Korea. In North America the CDMA sales declined by -50% to SEK 4.2 (8.4) b. For comparable units, adjusted for FX, full year sales increased 5%.

Revenues for IPR and licensing were SEK 10.6 (6.6) b. the Samsung agreement contributed with SEK 4.2 b.

With a large share of coverage projects in the beginning of the year and with slightly improved business mix from the second quarter, the commodity mix remained stable compared to last year. Software represented 24% (23%), hardware 34% (35%) and services 42% (42%) of total sales in 2013.

Restructuring charges amounted to SEK 4.5 (3.4) b., mainly related to continued execution of the service delivery strategy and headcount reductions in Sweden. The proactive work to drive efficiency and cost reductions continues.

Gross margin increased for the full year to 33.6% (31.6%), due to the agreement with Samsung, reduced negative effect from network modernization projects in Europe and improved business mix. The Global Services share of Group sales was flat at 43%.

Total operating expenses were basically flat and amounted to SEK 58.5 (58.9) b. During the fourth quarter expenses related to the modem business added SEK -0.5 b. to operating expenses. A one-time charge related to the acquisition of Airvana impacted the operating expenses negatively by SEK -0.4 b. Excluding restructuring charges, the operating expenses were down -2% compared to 2012. R&D expenses amounted to SEK 32.2 (32.8) b. and selling, general and administrative expenses (SG&A) amounted to SEK 26.3 (26.0) b.

During 2014, R&D expenses, excluding expenses related to Modems, Mediaroom and restructuring, are expected to increase somewhat, mainly due to investments in IP.

Other operating income and expenses decreased to SEK 0.1 (9.0) b. During the year, one-time charges related to the divestment of ACS and the exiting of the telecom and power cable operations of SEK -0.9 b. impacted other operating income negatively. For new hedges taken in 2013 hedge accounting is not applied. The total re-evaluation effect for 2013 hedges on other operating income was SEK 0.5 b. In 2012, other operating income included a gain related to the divestment of Sony Ericsson of SEK 7.7 b. and to Multimedia brokering (IPX) of SEK 0.2 b.

Ericsson’s share in earnings of JV and associated companies was SEK -0.1 (-11.7) b. In 2012 a non-cash charge of SEK -8.0 b. related to ST-Ericsson was made.

Operating income, including JV, increased to SEK 17.8 (10.5) b., positively impacted by improved gross margin and no negative effect from ST-Ericsson. Operating income was negatively impacted by one-time charges of SEK -1.3 b. related to the divestment of ACS, the exiting of the telecom and power cable operations and the acquisition of Airvana. Operating margin, including JV, was 7.8% (4.6%). Operating income including JV and excluding the Samsung agreement was SEK 13.6 b. with an operating margin of 6.1%. 2012 included a gain of SEK 7.7 b. related to the divestment of Sony Ericsson.

Financial net amounted to SEK -0.7 (-0.3) b. The difference is mainly attributable to lower interest net as an effect of lower interest rates during 2013 compared to in 2012.

The tax rate for 2013 was 29% compared to 42% in 2012, positively impacted by product and market mix and the change in corporate tax rate in Sweden. Tax costs were SEK -4.9 (-4.2) b.

Net income increased to SEK 12.2 (5.9) b., positively impacted by the Samsung agreement by SEK 3.3 b.

EPS diluted was SEK 3.69 (1.78). EPS Non-IFRS was SEK 5.62 (3.55).

Ericsson Fourth Quarter Report 2013	5

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS – FOURTH QUARTER

FOURTH QUARTER

All comparisons relating to balance sheet items are QoQ.

Trade receivables increased to SEK 71.0 (64.9) b. driven by QoQ sales increase and the Samsung agreement.

Inventory decreased to SEK 22.8 (28.1) b., positively impacted by improved business mix and efficiency measures.

Cash, cash equivalents and short-term investments amounted to SEK 77.1 (60.7) b. The net cash position increased by SEK 13.1 b. to SEK 37.8 (24.7) b., primarily due to higher earnings and improved working capital.

In November, a USD 684 million European Investment Bank (EIB) loan was disbursed. The loan agreement was signed in October 2012 and the loan supports Ericsson’s R&D. The loan will mature in November 2020. The existing SEK 4 b. loan, with original maturity in July 2015, was repaid in January 2014.

During the quarter, approximately SEK 1.4 b. of provisions was utilized, of which SEK 0.3 b. were related to restructuring. Additions of SEK 0.9 b. were made, of which SEK 0.4 b. related to restructuring. Reversals of SEK 0.6 b. were made. Cash outlays of SEK 1.3 b. remain to be made from the restructuring provision.

Cash flow from operating activities was SEK 14.6 (15.7) b. YoY with no impact from the Samsung agreement.

The total number of employees increased QoQ to 114,340 (113,989).

FULL YEAR

Compared to December 31, 2012, trade receivables increased from SEK 63.7 b. to 71.0 b. mainly due to the Samsung agreement. Days sales outstanding (DSO) increased from 86 to 97 days.

Inventory decreased from SEK 28.8 b. to 22.8 b., positively impacted by improved business mix and efficiency measures.

Inventory turnover days (ITO) improved from 73 to 62 days. Accounts payable days decreased from 57 to 53 days.

During the year, Ericsson concluded the following refinancing activities to extend the average debt maturity profile:

•	In June, a EUR 313 million bond was repaid

•	In June, Ericsson refinanced a USD 2 b. Revolving Credit Facility (RCF). The new facility is a five year facility with two one-year extension options

•	In November, a USD 684 million European Investment Bank (EIB) loan was disbursed. The loan agreement was signed in October 2012 and the loan supports R&D activities. The loan will mature in November 2020.

A SEK 4 b. EIB loan, with original maturity in July 2015, was repaid in January 2014.

Provisions amounted to SEK 5.4 (8.6) b. by end of the year. The reduction was mainly due to utilization of the 2012 ST-Ericsson provision.

Cash flow from operations was positive at SEK 17.4 (22.0) b. driven by improved working capital. There was no impact on cash flow from the Samsung agreement.

Ericsson Fourth Quarter Report 2013	6

Cash, cash equivalents and short-term investments amounted to SEK 77.1 (76.7) b. The net cash position decreased from SEK 38.5 b to 37.8 b. Cash conversion for the full year 2013 ended at 79%.

Capital expenditures amounted to SEK 4.5 b., 2% of net sales. Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining current capacity level, including the introduction of new technology and methods.

For the full year, the net number of employees increased by 4,085 to 114,340 (110,255), of which

3,293 in services and 741 in R&D. In 2013, 5,377 people joined Ericsson through acquisitions and through managed services contracts. At the same time approximately 12,000 employees left Ericsson, reflecting natural attrition rate and ongoing company transformation.

The Board of Directors proposes a dividend for 2013 of SEK 3.00 (2.75), reflecting earnings and balance sheet structure in 2013, as well as coming years’ business plans and expected economic development, in accordance with Ericsson’s dividend policy.

Ericsson Fourth Quarter Report 2013	7

Segment results

NETWORKS

SEK b.	Q4 2013	Q4 2012	YoY Change	Q3 2013	QoQ Change	Full year 2013	Full year 2012	Change
Network sales	34.8	35.3	-1%	26.7	30%	117.7	117.3	0%
Operating income	5.9	2.8	108%	2.6	129%	11.3	7.1	60%
Operating margin	17%	8%	—	10%	—	10%	6%	—

FOURTH QUARTER

Sales for comparable units, adjusted for FX, increased 3% YoY. The increase is related to the Samsung agreement. As previously communicated, lower sales in North America and Japan, where large mobile broadband coverage projects are coming to an end, had a negative impact on sales. Coverage projects in China and Russia did not fully offset this decrease. GSM investments in China, CDMA and circuit-switched core continued their structural decline following operators’ transition to LTE. CDMA sales declined -57% YoY and increased 16% QoQ to SEK 1.1 b. The Samsung agreement added sales of SEK 2.9 b.

Sales in North East Asia, Latin America and Middle East showed a strong development QoQ.

The demand for the multi-application router, SSR 8000, continues. 96 SSR contracts have been signed to date, of which 18 new in the quarter, including six for fixed networks. As operators are preparing for Voice over LTE (VoLTE), including video communication and other service enhancements, the need for upgrades in the legacy voice network is increasing.

Operating margin increased to 17% (8%) driven by the Samsung agreement, improved business mix, positive effects from cost adaptations and portfolio streamlining. During the quarter the European network modernization projects continued to improve and were not dilutive to margins. Lower sales, negative currency effects and a one-time charge of SEK -0.4 b., related to the Airvana acquisition, impacted operating margin negatively. Excluding the Samsung agreement, operating margin was 9%.

Restructuring charges amounted to SEK -0.3 (-0.9) b.

Ericsson Fourth Quarter Report 2013	8

FULL YEAR

Sales for comparable units, adjusted for FX, increased 5%, primarily due to the Samsung agreement, increased sales in Latin America, Europe and the Middle East. This was partly offset by lower sales in North America, where CDMA related sales declined by -50%. North East Asia sales declined as an effect of lower project activities in Japan and South Korea and lower GSM investments in China. At the end of the year there was solid demand for our IMS and data layered architecture UDC (User Data Consolidation). However, this was not enough to offset the continued structural decline in circuit-switched core.

Operators’ focus on improving network performance and new service opportunities were the main drivers for LTE and mobile broadband investments throughout the year. The positive customer feedback on the new small-cell product Radio Dot System is a demonstration of our innovation leadership.

Operating margin gradually improved during the year and ended at 10% (6%) for the full year. This was a result of the Samsung agreement, reduced negative effect from network modernization projects in Europe, improved business mix and strong focus on improving profitability. Restructuring charges amounted to SEK -2.2 (-1.3) b. This was primarily related to reductions of operations in Sweden and dismantling of the CDMA operations. Operating margin excluding the Samsung agreement was 7%.

Ericsson Fourth Quarter Report 2013	9

GLOBAL SERVICES

SEK b.	Q4 2013	Q4 2012	YoY Change	Q3 2013	QoQ Change	Full year 2013	Full year 2012	Change
Global Services sales	27.2	28.0	-3%	24.0	13%	97.4	97.0	0%
Of which Professional Services	18.8	18.9	-1%	16.2	16%	66.4	67.1	-1%
Of which Managed Services	6.6	6.8	-3%	6.3	5%	25.5	25.2	1%
Of which Network Rollout	8.4	9.2	-8%	7.7	8%	31.0	30.0	4%
Operating income	2.1	1.8	18%	1.8	15%	6.2	6.2	-1%
Of which Professional Services	2.6	2.8	-5%	2.3	15%	9.0	9.1	-1%
Of which Network Rollout	-0.5	-1.0	46%	-0.5	-15%	-2.8	-2.9	1%
Operating margin	8%	6%	—	8%	—	6%	6%	—
Professional Services	14%	15%	—	14%	—	14%	14%	—
Network Rollout	-6%	-11%	—	-6%	—	-9%	-10%	—

FOURTH QUARTER

Sales growth for comparable units, adjusted for FX, was 1% YoY. Demand for consulting and systems integration services was strong in the quarter as operators focus on improving network performance and increasing their operational efficiency. Network Rollout sales continued to decline as a result of lower coverage project activity.

Global Services sales growth QoQ was driven by Professional Services, where Consulting and System Integration as well as Network Design and Optimization showed strong development.

Global Services operating margin improved YoY to 8% (6%), primarily due to higher Network Rollout margins. However, Network Rollout margin continued to be negative in the quarter mainly due to the network modernization projects in Europe. Professional Services showed stable margin at 14% (15%).

Restructuring charges amounted to SEK -0.6 (-0.6) b.

Ericsson Fourth Quarter Report 2013	10

FULL YEAR

Reported sales for Global Services were flat in comparison to a strong 2012. Growth for comparable units, adjusted for FX, was 5%. Network Rollout reported sales grew 4% driven by high coverage project activities, primarily in North America. Professional Services sales grew, adjusted for FX, supported by strong development in region North America and India.

Global services operating margin was 6% (6%). Network Rollout margin gradually improved during the year due to the declining dilutive effect from the European network modernization projects as well as the ongoing efficiency programs. Professional Services operating margin was 14% (14%).

Restructuring charges amounted to SEK -2.0 (-1.9) b. for the full year.

There is a growing momentum for IT-related business in the market. With acquisitions such as TeleOss (Thailand), Devoteam (France) and TelcoCell (Canada) Ericsson has further strengthened its capabilities and market position. Currently there is 16,000 Consulting and Systems Integration professionals.

Other information	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Full year 2013
Number of signed Managed Services contracts	25	19	19	21	84
Of which expansions/extensions	10	8	5	8	31
Number of signed significant consulting & systems integration contracts1)	9	6	8	8	31
Number of subscribers in networks managed by Ericsson, end of period2)	1 b.	1 b.	1 b.	~ 950 m.	1 b.
Of which in network operations contracts	600 m.	600 m.	600 m.	550 m.	600 m.
Number of Ericsson services professionals, end of period	64,000	64,000	64,000	61,000	64,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Fourth Quarter Report 2013	11

SUPPORT SOLUTIONS

SEK b.	Q4 2013	Q4 2012	YoY Change	Q3 2013	QoQ Change	Full year 2013	Full year 2012	Change
Support Solutions sales	5.1	3.6	41%	2.4	117%	12.2	13.5	-9%
Operating income	1.9	0.3	—	-0.1	—	1.5	1.2	27%
Operating margin	37%	8%	—	-5%	—	12%	9%	—

FOURTH QUARTER

Sales growth for comparable units, adjusted for FX, increased 35% YoY as a result of the Samsung agreement. Sales QoQ increased 117% driven by the Samsung agreement, the acquired Mediaroom business this in combination with strong software license revenue. The Samsung agreement added sales of SEK 1.3 b.

Segment sales are characterized by the fluctuations between quarters in software volumes. This, in combination with investments in the next generation of cloud-adopted solutions, and the high proportion of fixed costs in software business creates uneven distributed margins that is impacted by the variation in sales volumes.

Operating margin increased YoY to 37% (8%) positively impacted by the Samsung agreement. Operating margin excluding the Samsung agreement was 16% as a result of high software license sales, portfolio streamlining and efficiencies.

Operating margin increased QoQ, driven by the Samsung agreement and higher sales volumes.

FULL YEAR

Sales growth for comparable units, adjusted for FX, was 0%. The development was primarily driven by portfolio changes and decline in sales of TV compression technology while OSS and BSS showed stable development. The Samsung agreement had an overall positive impact on sales.

Operating margin increased to 12% (9%) due to the Samsung agreement. Lower sales and a charge of SEK -0.3 b. related to the divestment of ACS had a negative impact on margin.

Demand for OSS and BSS continued to be strong. Customer interest to partner with vendors that can address an end-to-end suite of OSS and BSS solutions increased. The overall segment is positively impacted by growth in mobile broadband as this requires improved user experience. With its complete OSS and BSS offerings Ericsson is well positioned to take on the role.

During the year, the acquisition of Microsoft’s TV solution business Mediaroom was completed, strengthening Ericsson’s position in the growing TV and media management market. Service providers increasingly have premium content as part of their overall mix, fueled by TV-on demand and multiscreen. Content anywhere, anytime and on any device is a trend that drives growth together with increasing access to content and bundled packages. This is one of the main drivers of the sharp increase of video traffic in the networks. As a consequence, service providers and network owners need solutions to make networks video centric and efficient for video delivery.

The number of subscriptions served by Ericsson’s charging and billing solutions was 2.1 billion at the end of the year.

Ericsson Fourth Quarter Report 2013	12

MODEMS

SEK b.	Q4 2013	Q4 2012	YoY Change	Q3 2013	QoQ Change	Full year 2013	Full year 2012	Change
Modems sales	0.0	—	—	—	—	0.0	—	—
Operating income	-0.5	—	—	—	—	-0.5	—	—
Operating margin	—	—	—	—	—	—	—	—

FROM ST-ERICSSON TO SEGMENT MODEMS

ST-Ericsson was created in 2008 as a joint venture between Ericsson and STMicroelectronics. Early 2013 the parents agreed to split up and close the joint venture.

Ericsson decided to take over the design, development and sales of the thin LTE multi-mode modem solutions as it is seen as an important part for the Ericsson vision of 50 billion connected devices in the Networked Society. The ambition is to be among the top three suppliers in the thin-modem market.

The company ST-Ericsson is winding down and all businesses have been transferred to parents or divested. In 2012 Ericsson made a provision of SEK 3.3 b., related to the ongoing implementation of strategic options at hand.

Ericsson now has a highly focused thin-modem operation with industry-leading technology and intellectual property. A new segment was established as of October 1, 2013, and the modems business is now consolidated into Ericsson.

FOURTH QUARTER

Segment Modems generated an operating loss of SEK 0.5 b. in the quarter, primarily related to R&D expenses. In the quarter the new product M7450 was released for commercial use and the work with OEMs is ongoing to get M7450 based products on the market. Chipset production has started.

Operating expenses for the modems business in 2014 is estimated to approximately SEK 2.6 b.

Ericsson Fourth Quarter Report 2013	13

Regional sales overview

	Fourth quarter 2013
		Global	Support		Change		Full year
SEK b.	Networks	Services	Solutions	Total	YoY	QoQ	2013	Change
North America	5.3	7.4	1.0	13.8	-19%	-5%	59.3	5%
Latin America	3.5	2.9	0.3	6.7	4%	27%	22.0	0%
Northern Europe and Central Asia	2.3	1.3	0.1	3.7	23%	25%	11.6	2%
Western and Central Europe	2.1	2.9	0.2	5.2	-4%	19%	18.5	6%
Mediterranean	2.9	3.9	0.3	7.1	0%	25%	24.2	4%
Middle East	3.0	2.3	0.6	5.9	17%	35%	17.4	12%
Sub-Saharan Africa	1.3	1.1	0.2	2.6	-28%	-4%	10.0	-11%
India	1.2	0.7	0.1	2.0	23%	54%	6.1	-5%
North East Asia	6.0	2.5	0.2	8.6	-16%	43%	27.4	-24%
South East Asia and Oceania	2.4	1.7	0.2	4.3	-5%	18%	15.8	5%
Other1)	4.8	0.4	2.0	7.2	141%	226%	15.0	22%

Total	34.8	27.2	5.1	67.0	0%	27%	227.4	0%

1)	Region “Other” includes licensing revenues, sales of telecom cables, broadcast services, power modules and other businesses. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was part of region “Other” and divested end Q312. The power cable business was divested in Q313.

North America

Networks sales continued to decline QoQ as a result of the two large mobile broadband coverage projects which peaked in first half of 2013. However, business fundamentals remain positive. Increased smartphone penetration, mobile broadband consumption and 4G device lineup remain drivers for network expansion. Network evolution has driven strong professional services business.

Networks sales declined for the full year with a strong first half while second half was weaker as a result of the two large mobile broadband coverage projects that peaked in the first half of 2013. While executing on the large rollout projects in the US, Ericsson has also strengthened its professional services position and capabilities. For the full year Global Services accounted for the majority of the region’s sales.

Latin America

Sales increased in the quarter driven by operator investments in 3G network quality and LTE rollouts.

LTE deployments ramped up after a slow start and together with 3G network quality investments drove sales growth for the full year 2013. However, macroeconomic development in mainly Brazil and Mexico continued to slow down during the year.

Northern Europe and Central Asia

Sales growth YoY and QoQ was driven by 2G/3G/4G equipment sales and deployments in Russia. Professional Services developed well following increased network quality focus across the region.

Full year sales growth was mainly driven by Networks sales in Russia. Operators continued to show high interest in OSS and BSS.

Western and Central Europe

In the quarter network modernization projects progressed according to plan and LTE deployment to the installed base continued.

The full year sales growth was driven by network modernization projects in several countries and also by a high activity level in managed services.

Mediterranean

Modernization projects in France and LTE deployments in Spain offset lower investments in Italy, resulting in stable sales YoY.

Sales in 2013 grew, driven by 3G deployments in Northwest Africa and modernization projects.

Ericsson Fourth Quarter Report 2013	14

Middle East

Sales grew both YoY and QoQ. LTE is being deployed in the region but still represents a small share of Networks sales. There is continued demand for Professional Services, both System Integration and Managed Services, as operators seek network performance quality and operational efficiencies. Political unrest prevails in several countries.

Sales for the full year grew, driven by increased investments in mobile broadband.

Sub-Saharan Africa

Operators continue to focus on improving capacity on 2G and 3G networks to improve quality of services. However, sales were negatively impacted by reduced deployment pace in Nigeria and South Africa. Professional services growth is fueled by continued good demand for managed services.

For the full year 2013 sales volumes came from 2G and 3G deployment and managed services, although the deployment pace slowed down in the fourth quarter. Long-term industry fundamentals remain positive as mobile broadband and smartphone penetration is still at low levels.

India

Sales grew both YoY and QoQ mainly due to network capacity increases with one recently signed contract. During 2014 uncertainty is expected to remain until spectrum auctions are completed and the presidential election period is concluded.

For the full year 2013, sales were negatively impacted by poor macroeconomic environment and delays in regulatory legislation. Global Services grew largely due to an increase in Managed Services.

North East Asia

Sales declined YoY. Japan continued to be negatively impacted by currency and reduced activity as completion of a major project is getting closer. During the quarter, sales in China improved as a result of deliveries to the ongoing mobile broadband coverage projects, contributing to growth QoQ.

Sales for the full year declined. Japan was negatively impacted by currency and reduced activity. GSM in China structurally declined whilst LTE deployments commenced in the fourth quarter. In Japan, KDDI has selected Ericsson as one of the prime vendors to deploy its LTE system and evolved packet core network.

South East Asia and Oceania

Sales in the region declined YoY as a result of certain major projects which peaked in Australia and Indonesia during the fourth quarter of 2012. Sales grew sequentially in all segments as a result of 3G coverage and capacity projects as well as increased activities in BSS and TV and Media.

Sales grew in 2013 with 3G deployments in Thailand and LTE deployments in Singapore and Australia. In Indonesia major capacity projects were finalized. Smartphone penetration continues to increase from a low level.

Other

Sales were strong YoY, positively impacted by the Samsung agreement. Sales were negatively impacted by the exit from the telecom and power cable business which had a negative impact on YoY comparison. Licensing revenues grew in the quarter both YoY and QoQ, also excluding the Samsung agreement.

Full year sales increased positively impacted by the Samsung agreement but negatively impacted by the divestment of IPX in Q312 and the exit of the telecom and power cable business. Sales of broadcast services, telecom cables, power modules and other businesses are also included in “Other”.

Ericsson Fourth Quarter Report 2013	15

Parent company information

Income after financial items was SEK 7.2 (-4.9) b.

Major changes in the Parent Company’s financial position for the year; increased cash, cash equivalents and short-term investments of SEK 1.1 b, decreased current and non-current receivables from subsidiaries of SEK 7.1 b and decreased current and non-current liabilities to subsidiaries of SEK 5.2 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 58.5 (57.4) b. During the quarter LME signed a loan of USD 0.7 b. with the European Investment Bank (EIB). During the year, a dividend payment of SEK 8.9 b., was made.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,974,951 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2013, was 73,968,178 Class B shares.

Ericsson Fourth Quarter Report 2013	16

Dividend, AGM and annual report

Dividend proposal

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 3.00 (2.75) per share, representing some SEK 9.9 (8.9) b., and April 16, 2014, as the record day for payment of dividend. The dividend is reflecting 2013 year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on April 11, 2014, 15.00 (CET) at Stockholm Waterfront Congress Centre, Stockholm, Sweden.

Annual Report

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, during the first weeks of March.

Ericsson Fourth Quarter Report 2013	17

Other information

Patent infringement lawsuit against Micromax

In March 2013, Ericsson filed a patent infringement lawsuit in the Indian Delhi High Court against Micromax, seeking damages and an injunction. Ericsson alleged that Micromax products, compliant with the 2G/3G standard, infringe eight of Ericsson’s Indian patents. Ericsson had before that made numerous attempts to sign a license agreement with the company on Fair, Reasonable and Non-discriminatory (FRAND) terms. As part of its defense, Micromax filed in November 2013 a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation.

Hexatronic acquires Ericsson’s telecom cable business in Hudiksvall

On December 1, 2013, Ericsson finalized the divestment of its telecom cable business in Hudiksvall, Sweden, to Hexatronic. The divestment was made pursuant to an agreement that was signed between the two companies on October 31, 2013. The divestment is made as a business transfer and the new company within the Hexatronic Group will be named Hexatronic Cables & Interconnect Systems AB.

85 former Ericsson employees were transferred to Hexatronic and will work within the fiber- and submarine cables business and an additional 30 employees within the production of interconnect until it is finalized.

Samsung litigation and agreement

In November 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeked damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable. In March 2013, Samsung filed its answers and counterclaims in the Ericsson suits (above) in Texas, USA.

In November 2012, Ericsson also filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Samsung from importing certain products into the US. In December 2012, Samsung filed a complaint with the ITC seeking an exclusion order blocking Ericsson from import of certain products into the US.

Initial determinations in both ITC investigations were expected in late January 2014.

On January 27, 2014, Ericsson announced that an agreement had been signed with Samsung on global patent licenses between the two companies. The cross license agreement covers patents relating to GSM, UMTS, and LTE standards for both networks and handsets.

Ericsson is committed to licensing its standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms for the benefit of the industry. It believes that licensing according to FRAND principles strikes the appropriate balance between incentivizing companies to innovate and contribute technology to open standards and maintaining the overall royalty rates at a reasonable level to allow new entrants access to the market.

The agreement ends the complaints made by both companies against each other before ITC as well as the lawsuits before the U.S. District Court for the Eastern District of Texas.

The agreement includes an initial payment and ongoing royalty payments from Samsung to Ericsson for the term of the new multi-year license agreement.

Ericsson Fourth Quarter Report 2013	18

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2012. Compared to the risks described in the Annual Report 2012, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new buildouts of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network buildouts and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
•	Changes in foreign exchange rates, in particular USD, JPY and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, January 30, 2014

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Board of Directors

Date for next report: April 23, 2014

Ericsson Fourth Quarter Report 2013	19

Auditor’s Review report

Introduction

We have reviewed this report for the period January 1, 2013, to December 31, 2013, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 30, 2014

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Auditor in Charge

Ericsson Fourth Quarter Report 2013	20

Editor’s note

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 30, 2014. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Communications Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Fourth Quarter Report 2013	21

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter Report 2013	22

Financial statements and additional information

Financial statements

24	Consolidated income statement

24	Statement of comprehensive income

25	Consolidated balance sheet

26	Consolidated statement of cash flows

27	Consolidated statement of changes in equity

28	Consolidated income statement—isolated quarters

29	Consolidated statement of cash flows—isolated quarters

30	Parent Company income statement

30	Parent Company balance sheet

Additional information

31	Accounting policies

32	Accounting policies (continued)

33	Net sales by segment by quarter

33	Sales growth for comparable units, adjusted for currency effects and hedging

34	Operating income by segment by quarter

34	Operating margin by segment by quarter

35	EBITA by segment by quarter

35	EBITA margin by segment by quarter

36	Net sales by region by quarter

37	Net sales by region by quarter (cont.)

37	Top 5 countries in sales

38	Net sales by region by segment

39	Provisions

39	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

39	Reconciliation table, non-IFRS measurements

40	Other information

40	Number of employees

41	Restructuring charges by function

41	Restructuring charges by segment

Ericsson Fourth Quarter Report 2013	23

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2012	2013	Change	2012		2013	Change
Net sales	66,936	67,032	0%	227,779		227,376	0%
Cost of sales	-46,133	-42,171	-9%	-155,699		-151,005	-3%

Gross income	20,803	24,861	20%	72,080		76,371	6%
Gross margin (%)	31.1%	37.1%		31.6%		33.6%
Research and development expenses	-9,247	-8,902	-4%	-32,833		-32,236	-2%
Selling and administrative expenses	-7,139	-7,223	1%	-26,023		-26,273	1%

Operating expenses	-16,386	-16,125	-2%	-58,856		-58,509	-1%
Other operating income and expenses	345	328		8,965	1)	113

Operating income before shares in earnings of JV and associated companies	4,762	9,064	90%	22,189		17,975	-19%
Operating margin before shares in earnings of JV and associated companies (%)	7.1%	13.5%		9.7%		7.9%
Shares in earnings of JV and associated companies	-8,565	-9	-100%	-11,731		-130	-99%

Operating income	-3,803	9,055		10,458		17,845	71%
Financial income	438	184		1,708		1,346
Financial expenses	-512	-327		-1,984		-2,093

Income after financial items	-3,877	8,912		10,182		17,098	68%
Taxes	-2,378	-2,468		-4,244		-4,924

Net income	-6,255	6,444		5,938		12,174	105%

Net income attributable to:
—Stockholders of the Parent Company	-6,462	6,410		5,775		12,005
—Non-controlling interests	207	34		163		169
Other information
Average number of shares, basic (million)	3,219	3,230		3,216		3,226
Earnings per share, basic (SEK) 2)	-2.01	1.98		1.80		3.72
Earnings per share, diluted (SEK) 2)	-1.99	1.97		1.78		3.69

STATEMENT OF COMPREHENSIVE INCOME

	Oct - Dec		Jan - Dec
SEK million	2012	2013	2012	2013
Net income	-6,255	6,444	5,938	12,174
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	800	983	-451	3,214
Revaluation of other investments in shares and participations
Fair value remeasurement	4	1	6	71
Tax on items that will not be reclassified to profit or loss	0	-362	-59	-1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	602	-14	1,668	251
Reclassification adjustments for gains/losses included in profit or loss	-353	-124	-568	-1,072
Adjustments for amounts transferred to initial carrying amount of hedged items	—		92	0
Changes in cumulative translation adjustments	143	777	-3,947	-1,687
Share of other comprehensive income on JV and associated companies	-463	32	-486	-14
Tax on items that may be reclassified to profit or loss	-548	26	-363	179
Total other comprehensive income, net of tax	185	1,319	-4,108	-293

Total comprehensive income	-6,070	7,763	1,830	11,881

Total comprehensive income attributable to:
Stockholders of the Parent Company	-6,284	7,704	1,716	11,712
Non-controlling interests	214	59	114	169

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report 2013	24

CONSOLIDATED BALANCE SHEET

	Dec 31	Sep 30	Dec 31
SEK million	2012	2013	2013
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,840	3,540	3,348
Goodwill	30,404	31,611	31,544
Intellectual property rights, brands and other intangible assets	15,202	13,319	12,815
Property, plant and equipment	11,493	11,230	11,433
Financial assets
Equity in JV and associated companies	2,842	2,675	2,568
Other investments in shares and participations	386	520	505
Customer finance, non-current	1,290	1,052	1,294
Other financial assets, non-current	3,964	4,586	5,684
Deferred tax assets	12,321	11,074	9,103

	81,742	79,607	78,294
Current assets
Inventories	28,802	28,089	22,759
Trade receivables	63,660	64,905	71,013
Customer finance, current	4,019	2,191	2,094
Other current receivables	20,065	20,198	17,941
Short-term investments	32,026	25,505	34,994
Cash and cash equivalents	44,682	35,163	42,095

	193,254	176,051	190,896
Total assets	274,996	255,658	269,190

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	136,883	132,382	140,204
Non-controlling interest in equity of subsidiaries	1,600	1,568	1,419

	138,483	133,950	141,623
Non-current liabilities
Post-employment benefits 1)	9,503	10,385	9,825
Provisions, non-current	211	268	222
Deferred tax liabilities	3,120	3,050	2,650
Borrowings, non-current	23,898	21,745	22,067
Other non-current liabilities	2,377	2,204	1,459

	39,109	37,652	36,223
Current liabilities
Provisions, current	8,427	6,146	5,140
Borrowings, current	4,769	3,849	7,388
Trade payables	23,100	19,237	20,502
Other current liabilities 1)	61,108	54,824	58,314

	97,404	84,056	91,344
Total equity and liabilities	274,996	255,658	269,190

Of which interest-bearing liabilities and post-employment benefits	38,170	35,979	39,280
Of which net cash	38,538	24,689	37,809
Assets pledged as collateral	520	2,552	2,556
Contingent liabilities	613	606	657

1)	The provision for the Swedish special payroll taxes, amounting to SEK 1.8 (1.8) billion, which was previously included in Other current liabilities, has been re-classified as pension liability in line with the implementation of IAS19R on January 1, 2013

Ericsson Fourth Quarter Report 2013	25

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2012	2013	2012		2013
Operating activities
Net income	-6,255	6,444	5,938		12,174
Adjustments to reconcile net income to cash
Taxes	2,049	2,096	-1,140		-1,323
Earnings/dividends in JV and associated companies	8,707	138	11,769		258
Depreciation, amortization and impairment losses	2,779	2,744	9,889		10,137
Other	-366	1,101	-7,441		756

	6,914	12,523	19,015		22,002
Changes in operating net assets
Inventories	3,418	5,337	2,752		4,868
Customer finance, current and non-current	-1,377	-163	-1,259		1,809
Trade receivables	-2,280	-4,910	-1,103		-8,504
Trade payables	1,140	860	-1,311		-2,158
Provisions and post-employment benefits	379	-1,731	-1,920		-3,298
Other operating assets and liabilities, net	7,497	2,693	5,857		2,670

	8,777	2 086	3,016		-4,613
Cash flow from operating activities	15,691	14 609	22,031		17,389
Investing activities
Investments in property, plant and equipment	-1,326	-1 251	-5,429		-4,503
Sales of property, plant and equipment	252	179	568		378
Acquisitions/divestments of subsidiaries and other operations, net	120	-713	-2,077	1)	-2,682
Product development	-430	-182	-1,641		-915
Other investing activities	213	-1,195	1,540		-1,330
Short-term investments	-1,045	-8 262	2,151		-2,057

Cash flow from investing activities	-2,216	-11,424	-4,888		-11,109
Cash flow before financing activities	13,475	3 185	17,143		6,280
Financing activities
Dividends paid	1	-208	-8,632		-9,153
Other financing activities	-1,609	3 746	-753		-355

Cash flow from financing activities	-1,608	3 538	-9,385		-9,508
Effect of exchange rate changes on cash	-30	209	-1,752		641
Net change in cash	11,837	6 932	6,006		-2,587
Cash and cash equivalents, beginning of period	32,845	35 163	38,676		44,682
Cash and cash equivalents, end of period	44,682	42 095	44,682		42,095

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Fourth Quarter Report 2013	26

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Dec	Jan - Dec
SEK million	2012	2013
Opening balance	145,270	138,483
Total comprehensive income	1,830	11,881
Sale/repurchase of own shares	-93	90
Stock issue	159	—
Stock purchase plan	405	388
Dividends paid	-8,632	-9,153
Transactions with non-controlling interests	-456	-66

Closing balance	138,483	141,623

Ericsson Fourth Quarter Report 2013	27

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3	Q4
Net sales	50,974		55,319	54,550	66,936		52,032	55,331	52,981	67,032
Cost of sales	-33,985		-37,611	-37,970	-46,133		-35,394	-37,412	-36,028	-42,171

Gross income	16,989		17,708	16,580	20,803		16,638	17,919	16,953	24,861
Gross margin (%)	33.3%		32.0%	30.4%	31.1%		32.0%	32.4%	32.0%	37.1%
Research and development expenses	-8,016		-8,097	-7,473	-9,247		-7,877	-7,747	-7,710	-8,902
Selling and administrative expenses	-6,232		-6,855	-5,797	-7,139		-6,643	-6,629	-5,778	-7,223

Operating expenses	-14,248		-14,952	-13,270	-16,386		-14,520	-14,376	-13,488	-16,125
Other operating income and expenses	7,749	1)	530	341	345		20	-1,040	805	328

Operating income before shares in earnings of JV and associated companies	10,490		3,286	3,651	4,762		2,138	2,503	4,270	9,064
Operating margin before shares in earnings of JV and associated companies (%)	20.6%		5.9%	6.7%	7.1%		4.1%	4.5%	8.1%	13.5%
Shares in earnings of JV and associated companies	-1,403		-1,208	-555	-8,565	2)	-32	-38	-51	-9

Operating income	9,087		2,078	3,096	-3,803		2,106	2,465	4,219	9,055
Financial income	262		618	390	438		180	304	678	184
Financial expenses	-273		-924	-275	-512		-565	-606	-595	-327

Income after financial items	9,076		1,772	3,211	-3,877		1,721	2,163	4,302	8,912
Taxes	-272		-567	-1,027	-2,378		-517	-647	-1,292	-2,468

Net income	8,804		1,205	2,184	-6,255		1,204	1,516	3,010	6,444

Net income attributable to:
—Stockholders of the Parent Company	8,950		1,110	2,177	-6,462		1,205	1,469	2,921	6,410
—Non-controlling interests	-146		95	7	207		-1	47	89	34
Other information
Average number of shares, basic (million)	3,212		3,215	3,217	3,219		3,222	3,224	3,227	3,230
Earnings per share, basic (SEK) 3)	2.79		0.35	0.68	-2.01		0.37	0.46	0.91	1.98
Earnings per share, diluted (SEK) 3)	2.76		0.34	0.67	-1.99		0.37	0.45	0.90	1.97

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012
3)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report 2013	28

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2012					2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating activities
Net income	8,804		1,205	2,184	-6,255	1,204	1,516	3,010	6,444
Adjustments to reconcile net income to cash
Taxes	-1,118		-1,185	-886	2,049	-1,849	-689	-881	2,096
Earnings/dividends in JV and associated companies	1,290		1,193	579	8,707	33	37	50	138
Depreciation, amortization and impairment losses	2,315		2,401	2,394	2,779	2,411	2,436	2,546	2,744
Other	-7,022		-466	413	-366	-201	183	-327	1,101

	4,269		3,148	4,684	6,914	1,598	3,483	4,398	12,523
Changes in operating net assets
Inventories	-59		43	-650	3,418	-1,426	600	357	5,337
Customer finance, current and non-current	282		—	-164	-1,377	260	912	800	-163
Trade receivables	3,722		-5,427	2,882	-2,280	-1,934	3,084	-4,744	-4,910
Trade payables	-2,713		1,717	-1,455	1,140	-2,948	518	-588	860
Provisions and post-employment benefits	-1,771		-353	-175	379	1,155	-1,752	-970	-1,731
Other operating assets and liabilities, net	-2,999		-492	1,851	7,497	325	-2,554	2,206	2,693

	-3,538		-4,512	2,289	8,777	-4,568	808	-2,939	2,086
Cash flow from operating activities	731		-1,364	6,973	15,691	-2,970	4,291	1,459	14,609
Investing activities
Investments in property, plant and equipment	-1,648		-994	-1,461	-1,326	-1,196	-1,278	-778	-1,251
Sales of property, plant and equipment	309		-10	17	252	91	11	97	179
Acquisitions/divestments of subsidiaries and other operations, net	-1,730	1)	-110	-357	120	-136	-39	-1,794	-713
Product development	-251		-525	-435	-430	-282	-214	-237	-182
Other investing activities	195		-520	1,652	213	298	-203	-230	-1,195
Short-term investments	-3,999		8,133	-938	-1,045	-2,860	9,209	-144	-8,262

Cash flow from investing activities	-7,124		5,974	-1,522	-2,216	-4,085	7,486	-3,086	-11,424
Cash flow before financing activities	-6,393		4,610	5,451	13,475	-7,055	11,777	-1,627	3,185
Financing activities
Dividends paid	—		-8,252	-381	1	-61	-8,863	-21	-208
Other financing activities	-1,318		1,112	1,062	-1,609	92	-4,236	43	3,746

Cash flow from financing activities	-1,318		-7,140	681	-1,608	31	-13,099	22	3,538
Effect of exchange rate changes on cash	-327		599	-1,994	-30	-214	2,357	-1,711	209
Net change in cash	-8,038		-1,931	4,138	11,837	-7,238	1,035	-3,316	6,932
Cash and cash equivalents, beginning of period	38,676		30,638	28,707	32,845	44,682	37,444	38,479	35,163
Cash and cash equivalents, end of period	30,638		28,707	32,845	44,682	37,444	38,479	35,163	42,095

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Fourth Quarter Report 2013	29

PARENT COMPANY INCOME STATEMENT

	Oct - Dec		Jan - Dec
SEK million	2012	2013	2012	2013
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—		—
Operating expenses	-375	-494	-931	-1,380
Other operating income and expenses	670	796	2,534	2,768

Operating income	295	302	1,603	1,388
Financial net	-15,685	2,735	-6,461	5,856

Income after financial items	-15,390	3,037	-4,858	7,244
Transfers to (-) / from untaxed reserves	-1,646	-142	-1,646	-142
Taxes	281	-36	-289	-247

Net income	-16,755	2,859	-6,793	6,855

STATEMENT OF COMPREHENSIVE INCOME

	Oct - Dec		Jan - Dec
SEK million	2012	2013	2012	2013
Net income	-16,755	2,859	-6,793	6,855
Cash flow hedges
Gains/losses arising during the period	—	—	-64	—
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-139	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	69	—	69
Tax on items reported directly in or transferred from equity	—	—	—	—

Other comprehensive income, net of tax	—	—	-203	—

Total comprehensive income	-16,755	2,928	-6,996	6,924

PARENT COMPANY BALANCE SHEET

	Dec 31	Dec 31
SEK million	2012	2013
ASSETS
Fixed assets
Intangible assets	849	646
Tangible assets	535	571
Financial assets	99,530	94,741

	100,914	95,958
Current assets
Inventories	55	7
Receivables	21,694	17,247
Short-term investments	31,491	34,520
Cash and cash equivalents	25,946	23,954

	79,186	75,728
Total assets	180,100	171,686

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	25,624	23,798

	73,642	71,816
Untaxed reserves	288	—
Provisions	4,095	2,097
Non-current liabilities	48,763	44,491
Current liabilities	53,312	53,282
Total stockholders’ equity, provisions and liabilities	180,100	171,686

Assets pledged as collateral	520	553
Contingent liabilities	16,719	15,999

Ericsson Fourth Quarter Report 2013	30

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2012, and should be read in conjunction with that annual report.

Change of hedge accounting

Due to cost efficiency reasons Ericsson has changed the hedge accounting.

Ericsson hedges highly probable forecast transactions related to sales and purchases with the purpose to limit the impact related to currency fluctuations on these forecasted transactions. This will not be changed.

Ericsson has, however, decided to discontinue hedge accounting for this type of hedges. Until 2012 Ericsson applied cash flow hedge accounting for highly probable forecast transactions. Revaluation of these hedges (incepted prior to January 1, 2013) are prior to release reported under “Other comprehensive income”, (OCI), and is at release recycled to sales, cost of sales and R&D expenses respectively.

As from 2013, revaluation of new hedges (inception as from January 1, 2013) are reported under “Other operating income and expenses” in the Income statement.

As from January 1, 2013, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 1, “Financial statement presentation”, regarding Other comprehensive income. The main change resulting from this amendment is a requirement for entities to group items presented in “other comprehensive income”, (OCI), on the basis of whether they are potentially recycled to profit or loss subsequently (reclassification adjustments). The amendment does not address which items are presented in OCI.

Amendment to IAS 19, “Employee benefits”, eliminates the corridor approach and calculates finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in other “Other comprehensive income”, (OCI), in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS 19 has not had an effect on the present obligation. The main issue to address is the implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. An analysis of fiscal year 2012 in relation to this amendment indicated an impact on pension costs for 2012 with an increase of approximately SEK 0.4 (–0.1) billion. The Company also needs to address the taxes to be incorporated into the defined benefit obligation. This amendment relates to the Swedish special payroll taxes to be reclassified from “Other current liabilities” to “Post-employment benefits” with an estimated amount of SEK 1.8 (1.8) billion as per December 31, 2012 *. The amendment also includes additional disclosure requirements on yearly financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

Amendment to IFRS 7, “Financial instruments: Disclosures’ on asset and liability offsetting”. This amendment requires disclosure of gross amounts related to financial instruments for which offset has been made.

*	See also footnote under the balance sheet.

Ericsson Fourth Quarter Report 2013	31

Accounting policies (continued)

IFRS 10, “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11, “Joint arrangements”, is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company did not apply the proportionate consolidation method prior to 2013.

IFRS 12, “Disclosures of interests in other entities”, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off-balance sheet vehicles.

IFRS 13, “Fair value measurement”, does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard has also added disclosure requirements in IAS 34, Interim Financial Reporting regarding the disclosure for financial instruments.

IAS 27 (revised 2011), “Separate financial statements” includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 (revised 2011), “Associates and joint ventures” includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per December 31, 2013 and IFRS as endorsed by the EU.

Disclosures required by the IASB on an interim basis as from 2013

Financial instruments carried at fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. Financial instruments, measured according to the category “Fair value through profit or loss” showed a net fair value measurement positive effect of SEK 1.2 billion. The amount is recognized in the balance sheet as per December 31, 2013.

Financial instruments carried at other than fair value

Book value for “Notes and bond loans” amounts to SEK 14.5 billion and fair value to SEK 14.7 billion. Fair values of “Current part of non-current borrowings”, “Other borrowings non-current” as well as “Other financial instruments” are not estimated to materially differ from book values.

For further information about valuation principles, please see Note C1, “Significant accounting policies” in the Annual Report of 2012.

Ericsson Fourth Quarter Report 2013	32

NET SALES BY SEGMENT BY QUARTER

Segment ST-Ericsson was reported in 2012 in accordance with the equity method, thus no sales is included.

Segment Modems was consolidated as of October 1, 2013. No sales was reported in Q4, 2013.

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	27,314	27,766	26,939	35,266	28,133	28,142	26,655	34,769
Global Services	20,631	24,074	24,296	28,042	21,452	24,851	23,974	27,166
Of which Professional Services	14,884	16,947	16,388	18,873	14,626	16,773	16,229	18,767
Of which Managed Services	5,708	6,468	6,306	6,752	5,888	6,754	6,264	6,574
Of which Network Rollout	5,747	7,127	7,908	9,169	6,826	8,078	7,745	8,399
Support Solutions	3,029	3,479	3,315	3,628	2,447	2,338	2,352	5,097

Total	50,974	55,319	54,550	66,936	52,032	55,331	52,981	67,032

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-18%	2%	-3%	31%	-20%	0%	-5%	30%
Global Services	-24%	17%	1%	15%	-24%	16%	-4%	13%
Of which Professional Services	-18%	14%	-3%	15%	-23%	15%	-3%	16%
Of which Managed Services	-6%	13%	-3%	7%	-13%	15%	-7%	5%
Of which Network Rollout	-35%	24%	11%	16%	-26%	18%	-4%	8%
Support Solutions	-11%	15%	-5%	9%	-33%	-4%	1%	117%

Total	-20%	9%	-1%	23%	-22%	6%	-4%	27%

	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-18%	-17%	-17%	6%	3%	1%	-1%	-1%
Global Services	18%	26%	19%	4%	4%	3%	-1%	-3%
Of which Professional Services	18%	26%	11%	4%	-2%	-1%	-1%	-1%
Of which Managed Services	16%	37%	19%	12%	3%	4%	-1%	-3%
Of which Network Rollout	18%	28%	38%	3%	19%	13%	-2%	-8%
Support Solutions	33%	47%	29%	6%	-19%	-33%	-29%	40%

Total	-4%	1%	-2%	5%	2%	0%	-3%	0%

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	27,314	55,080	82,019	117,285	28,133	56,275	82,930	117,699
Global Services	20,631	44,705	69,001	97,043	21,452	46,303	70,277	97,443
Of which Professional Services	14,884	31,830	48,219	67,092	14,626	31,399	47,628	66,395
Of which Managed Services	5,708	12,176	18,482	25,234	5,888	12,642	18,906	25,480
Of which Network Rollout	5,747	12,875	20,782	29,951	6,826	14,904	22,649	31,048
Support Solutions	3,029	6,508	9,823	13,451	2,447	4,785	7,137	12,234

Total	50,974	106,293	160,843	227,779	52,032	107,363	160,344	227,376

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	-18%	-17%	-17%	-11%	3%	2%	1%	0%
Global Services	18%	23%	21%	16%	4%	4%	2%	0%
Of which Professional Services	18%	22%	18%	14%	-2%	-1%	-1%	-1%
Of which Managed Services	16%	26%	24%	20%	3%	4%	2%	1%
Of which Network Rollout	18%	23%	29%	20%	19%	16%	9%	4%
Support Solutions	33%	40%	36%	26%	-19%	-26%	-27%	-9%

Total	-4%	-1%	-1%	0%	2%	1%	0%	0%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-19%	-1%	0%	33%	-17%	0%	-3%	31%
Global Services	-25%	15%	3%	16%	-20%	17%	-2%	13%
Support Solutions	-25%	13%	-3%	21%	-30%	-5%	3%	102%

Total	-22%	6%	1%	24%	-19%	6%	-2%	27%

Isolated quarter,	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-18%	-20%	-17%	9%	7%	8%	4%	3%
Global Services	14%	18%	16%	4%	9%	9%	3%	1%
Support Solutions	12%	16%	4%	4%	-3%	-19%	-15%	35%

Total	-6%	-6%	-4%	5%	7%	7%	3%	4%

Year to date,	2012				2013
year over year change, percent	Jan -Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan -Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	-18%	-19%	-18%	-12%	7%	7%	6%	5%
Global Services	14%	16%	16%	12%	9%	9%	7%	5%
Support Solutions	12%	14%	10%	9%	-3%	-12%	-13%	0%

Total	-6%	-6%	-5%	-2%	7%	7%	5%	5%

Ericsson Fourth Quarter Report 2013	33

OPERATING INCOME BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3	Q4
Networks	1,649		1,255	1,341	2,812		1,565	1,335	2,557	5,861
Global Services	1,267		1,362	1,835	1,762		726	1,564	1,808	2,087
Of which Professional Services	1,908		2,142	2,293	2,768		1,837	2,285	2,279	2,628
Of which Network Rollout	-641		-780	-458	-1,006		-1,111	-721	-471	-541
Support Solutions	-28		420	480	278		-29	-283	-113	1,880
Modems	—		—	—	—		—	—	—	-543
Unallocated 1)	-97		-43	6	-133		-156	-151	-33	-230

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		2,994	3,662	4,719		2,106	2,465	4,219	9,055
Sony Ericsson	7,691	2)	347	-1	-11		—	—	—	—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—	—	—	—

Total	9,087		2,078	3,096	-3,803		2,106	2,465	4,219	9,055

	2012						2013
Year to date, SEK million	Jan -Mar		Jan -Jun	Jan -Sep	Jan -Dec		Jan -Mar	Jan -Jun	Jan -Sep	Jan -Dec
Networks	1,649		2,904	4,245	7,057		1,565	2,900	5,457	11,318
Global Services	1,267		2,629	4,464	6,226		726	2,290	4,098	6,185
Of which Professional Services	1,908		4,050	6,343	9,111		1,837	4,122	6,401	9,029
Of which Network Rollout	-641		-1,421	-1,879	-2,885		-1,111	-1,832	-2,303	-2,844
Support Solutions	-28		392	872	1,150		-29	-312	-425	1,455
Modems	—		—	—	—		—	—	—	-543
Unallocated 1)	-97		-140	-134	-267		-156	-307	-340	-570

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		5,785	9,447	14,166		2,106	4,571	8,790	17,845
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—	—	—	—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—	—	—	—

Total	9,087		11,165	14,261	10,458		2,106	4,571	8,790	17,845

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2012				2013
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	6%	5%	5%	8%	6%	5%	10%	17%
Global Services	6%	6%	8%	6%	3%	6%	8%	8%
Of which Professional Services	13%	13%	14%	15%	13%	14%	14%	14%
Of which Network Rollout	-11%	-11%	-6%	-11%	-16%	-9%	-6%	-6%
Support Solutions	-1%	12%	14%	8%	-1%	-12%	-5%	37%
Modems	—	—	—	—	—	—	—	—

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	7%	7%	4%	4%	8%	14%

As percentage of net sales,	2012				2013
Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	6%	5%	5%	6%	6%	5%	7%	10%
Global Services	6%	6%	6%	6%	3%	5%	6%	6%
Of which Professional Services	13%	13%	13%	14%	13%	13%	13%	14%
Of which Network Rollout	-11%	-11%	-9%	-10%	-16%	-12%	-10%	-9%
Support Solutions	-1%	6%	9%	9%	-1%	-7%	-6%	12%
Modems	—	—	—	—	—	—	—	—

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	6%	6%	4%	4%	5%	8%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson Fourth Quarter Report 2013	34

EBITA BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3	Q4
Networks	2,343		1,994	2,075	3,595		2,302	2,074	3,320	6,525
Global Services	1,464		1,594	2,050	1,974		942	1,783	2,043	2,342
Of which Professional Services	2,086		2,320	2,438	2,925		2,009	2,443	2,466	2,820
Of which Network Rollout	-622		-726	-389	-951		-1,067	-660	-423	-478
Support Solutions	236		608	624	427		118	-132	38	2,076
Modems	—		—	—	—		—	—	—	-499
Unallocated 1)	-96		-42	6	-131		-155	-150	-32	-229

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		4,154	4,755	5,865		3,207	3,575	5,369	10,215
Sony Ericsson	7,691	2)	347	-1	-11		—	—	—	—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—	—	—	—

Total	10,243		3,238	4,189	-2,657		3,207	3,575	5,369	10,215

	2012						2013
Year to date, SEK million	Jan - Mar		Jan - Jun	Jan - Sep	Jan - Dec		Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	2,343		4,337	6,411	10,007		2,302	4,376	7,696	14,221
Global Services	1,464		3,058	5,108	7,082		942	2,725	4,768	7,110
Of which Professional Services	2,086		4,406	6,845	9,769		2,009	4,452	6,918	9,738
Of which Network Rollout	-622		-1,348	-1,736	-2,687		-1,067	-1,727	-2,150	-2,628
Support Solutions	236		844	1,468	1,895		118	-14	24	2,100
Modems	—		—	—	—		—	—	—	-499
Unallocated 1)	-96		-138	-132	-263		-155	-305	-337	-566

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		8,101	12,856	18,721		3,207	6,782	12,151	22,366
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—	—	—	—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—	—	—	—

Total	10,243		13,481	17,670	15,013		3,207	6,782	12,151	22,366

EBITA MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2012				2013
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	9%	7%	8%	10%	8%	7%	12%	19%
Global Services	7%	7%	8%	7%	4%	7%	9%	9%
Of which Professional Services	14%	14%	15%	15%	14%	15%	15%	15%
Of which Network Rollout	-11%	-10%	-5%	-10%	-16%	-8%	-5%	-6%
Support Solutions	8%	17%	19%	12%	5%	-6%	2%	41%
Modems	—	—	—	—	—	—	—	—

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	9%	9%	6%	6%	10%	15%

As percentage of net sales,	2012				2013
year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	9%	8%	8%	9%	8%	8%	9%	12%
Global Services	7%	7%	7%	7%	4%	6%	7%	7%
Of which Professional Services	14%	14%	14%	15%	14%	14%	15%	15%
Of which Network Rollout	-11%	-10%	-8%	-9%	-16%	-12%	-9%	-8%
Support Solutions	8%	13%	15%	14%	5%	0%	0%	17%
Modems	—	—	—	—	—	—	—	—

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	8%	8%	6%	6%	8%	10%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson Fourth Quarter Report 2013	35

NET SALES BY REGION BY QUARTER

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	12,775	12,987	14,037	16,950	15,773	15,341	14,453	13,772
Latin America	4,822	5,243	5,424	6,517	4,374	5,565	5,294	6,749
Northern Europe & Central Asia 1) 2)	2,292	3,358	2,697	2,998	2,283	2,708	2,949	3,678
Western & Central Europe 2)	4,306	4,094	3,630	5,448	4,349	4,522	4,399	5,215
Mediterranean 2)	4,620	6,214	5,401	7,064	5,271	6,159	5,659	7,067
Middle East	3,157	3,701	3,637	5,061	3,160	3,978	4,386	5,914
Sub Saharan Africa	2,200	2,791	2,800	3,558	2,131	2,653	2,693	2,572
India	1,421	1,700	1,737	1,602	1,606	1,279	1,280	1,973
North East Asia	9,154	8,423	8,373	10,246	6,054	6,642	6,053	8,649
South East Asia & Oceania	3,374	3,674	3,505	4,515	4,129	3,758	3,617	4,283
Other 1) 2)	2,853	3,134	3,309	2,977	2,902	2,726	2,198	7,160

Total	50,974	55,319	54,550	66,936	52,032	55,331	52,981	67,032

1) Of which in Sweden	834	1,282	1,649	1,268	1,020	1,276	798	1,333
2) Of which in EU	9,502	11,201	10,604	12,923	9,782	10,816	10,111	12,835

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	14%	2%	8%	21%	-7%	-3%	-6%	-5%
Latin America	-31%	9%	3%	20%	-33%	27%	-5%	27%
Northern Europe & Central Asia 1) 2)	-39%	47%	-20%	11%	-24%	19%	9%	25%
Western & Central Europe 2)	-18%	-5%	-11%	50%	-20%	4%	-3%	19%
Mediterranean 2)	-44%	35%	-13%	31%	-25%	17%	-8%	25%
Middle East	-39%	17%	-2%	39%	-38%	26%	10%	35%
Sub Saharan Africa	-32%	27%	0%	27%	-40%	24%	2%	-4%
India	-7%	20%	2%	-8%	0%	-20%	0%	54%
North East Asia	-16%	-8%	-1%	22%	-41%	10%	-9%	43%
South East Asia & Oceania	-16%	9%	-5%	29%	-9%	-9%	-4%	18%
Other 1) 2)	-14%	10%	6%	-10%	-3%	-6%	-19%	226%

Total	-20%	9%	-1%	23%	-22%	6%	-4%	27%

1) Of which in Sweden	-8%	54%	29%	-23%	-20%	25%	-37%	67%
2) Of which in EU	-29%	18%	-5%	22%	-24%	11%	-7%	27%

	2012				2013
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	-3%	5%	16%	51%	23%	18%	3%	-19%
Latin America	20%	6%	-10%	-7%	-9%	6%	-2%	4%
Northern Europe & Central Asia 1) 2)	-32%	-26%	-24%	-21%	0%	-19%	9%	23%
Western & Central Europe 2)	-10%	-6%	-21%	3%	1%	10%	21%	-4%
Mediterranean 2)	-4%	12%	3%	-14%	14%	-1%	5%	0%
Middle East	3%	4%	0%	-3%	0%	7%	21%	17%
Sub Saharan Africa	-1%	26%	11%	11%	-3%	-5%	-4%	-28%
India	-55%	-39%	-24%	5%	13%	-25%	-26%	23%
North East Asia	6%	-7%	-13%	-6%	-34%	-21%	-28%	-16%
South East Asia & Oceania	9%	21%	-6%	13%	22%	2%	3%	-5%
Other 1) 2)	9%	27%	49%	-10%	2%	-13%	-34%	141%

Total	-4%	1%	-2%	5%	2%	0%	-3%	0%

1) Of which in Sweden	-10%	16%	75%	40%	22%	0%	-52%	5%
2) Of which in EU	-5%	9%	4%	-4%	3%	-3%	-5%	-1%

Ericsson Fourth Quarter Report 2013	36

NET SALES BY REGION BY QUARTER (continued)

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	12,775	25,762	39,799	56,749	15,773	31,114	45,567	59,339
Latin America	4,822	10,065	15,489	22,006	4,374	9,939	15,233	21,982
Northern Europe & Central Asia 1) 2)	2,292	5,650	8,347	11,345	2,283	4,991	7,940	11,618
Western & Central Europe 2)	4,306	8,400	12,030	17,478	4,349	8,871	13,270	18,485
Mediterranean 2)	4,620	10,834	16,235	23,299	5,271	11,430	17,089	24,156
Middle East	3,157	6,858	10,495	15,556	3,160	7,138	11,524	17,438
Sub Saharan Africa	2,200	4,991	7,791	11,349	2,131	4,784	7,477	10,049
India	1,421	3,121	4,858	6,460	1,606	2,885	4,165	6,138
North East Asia	9,154	17,577	25,950	36,196	6,054	12,696	18,749	27,398
South East Asia & Oceania	3,374	7,048	10,553	15,068	4,129	7,887	11,504	15,787
Other 1) 2)	2,853	5,987	9,296	12,273	2,902	5,628	7,826	14,986

Total	50,974	106,293	160,843	227,779	52,032	107,363	160,344	227,376

1) Of which in Sweden	834	2,116	3,765	5,033	1,020	2,296	3,094	4,427
2) Of which in EU	9,502	20,703	31,307	44,230	9,782	20,598	30,709	43,544

Year to date,	2012				2013
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	-3%	1%	6%	16%	23%	21%	14%	5%
Latin America	20%	13%	4%	0%	-9%	-1%	-2%	0%
Northern Europe & Central Asia 1) 2)	-32%	-29%	-27%	-25%	0%	-12%	-5%	2%
Western & Central Europe 2)	-10%	-8%	-13%	-8%	1%	6%	10%	6%
Mediterranean 2)	-4%	5%	4%	-2%	14%	6%	5%	4%
Middle East	3%	4%	2%	1%	0%	4%	10%	12%
Sub Saharan Africa	-1%	13%	12%	12%	-3%	-4%	-4%	-11%
India	-55%	-48%	-41%	-34%	13%	-8%	-14%	-5%
North East Asia	6%	0%	-5%	-5%	-34%	-28%	-28%	-24%
South East Asia & Oceania	9%	15%	7%	9%	22%	12%	9%	5%
Other1) 2)	9%	18%	27%	15%	2%	-6%	-16%	22%

Total	-4%	-1%	-1%	0%	2%	1%	0%	0%

1) Of which in Sweden	-10%	4%	27%	30%	22%	9%	-18%	-12%
2) Of which in EU	-5%	2%	3%	1%	3%	-1%	-2%	-2%

TOP 5 COUNTRIES IN SALES

	Q4		Jan - Dec
Country	2012	2013	2012	2013
UNITED STATES	26%	21%	25%	26%
JAPAN	7%	3%	8%	6%
CHINA	6%	7%	6%	5%
ITALY	4%	4%	4%	3%
KOREA	2%	8%	3%	3%

Ericsson Fourth Quarter Report 2013	37

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50.

IPX was divested Q3 2012. For the first nine months of 2012, IPX was included in Support Solutions and region Other.

	Q4 2013, SEK million				Jan - Dec 2013, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	5,322	7,422	1,028	13,772	28,518	28,230	2,591	59,339
Latin America	3,541	2,912	296	6,749	11,303	9,531	1,148	21,982
Northern Europe & Central Asia	2,334	1,261	83	3,678	7,203	4,158	257	11,618
Western & Central Europe	2,052	2,935	228	5,215	7,624	10,253	608	18,485
Mediterranean	2,863	3,911	293	7,067	10,795	12,632	729	24,156
Middle East	3,011	2,329	574	5,914	8,499	7,599	1,340	17,438
Sub Saharan Africa	1,286	1,067	219	2,572	4,990	4,142	917	10,049
India	1,182	713	78	1,973	3,090	2,735	313	6,138
North East Asia	5,975	2,514	160	8,649	16,669	10,367	362	27,398
South East Asia & Oceania	2,375	1,744	164	4,283	8,914	6,362	511	15,787
Other	4,828	358	1,974	7,160	10,094	1,434	3,458	14,986

Total	34,769	27,166	5,097	67,032	117,699	97,443	12,234	227,376
Share of Total	52%	40%	8%	100%	52%	43%	5%	100%

	Q4 2013
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	-19%	2%	75%	-5%
Latin America	28%	26%	38%	27%
Northern Europe & Central Asia	18%	38%	63%	25%
Western & Central Europe	19%	15%	81%	19%
Mediterranean	12%	32%	124%	25%
Middle East	34%	29%	77%	35%
Sub Saharan Africa	-5%	-5%	0%	-4%
India	109%	5%	105%	54%
North East Asia	69%	2%	181%	43%
South East Asia & Oceania	24%	11%	27%	18%
Other	254%	-1%	316%	226%

Total	30%	13%	117%	27%

	Q4 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	-43%	9%	28%	-19%
Latin America	23%	-10%	-26%	4%
Northern Europe & Central Asia	50%	3%	-60%	23%
Western & Central Europe	-12%	0%	29%	-4%
Mediterranean	4%	-4%	15%	0%
Middle East	22%	13%	8%	17%
Sub Saharan Africa	-37%	-14%	-23%	-28%
India	32%	23%	-39%	23%
North East Asia	-8%	-31%	26%	-16%
South East Asia & Oceania	-6%	-7%	74%	-5%
Other	146%	-8%	217%	141%

Total	-1%	-3%	40%	0%

	Jan - Dec 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	-7%	20%	-5%	5%
Latin America	16%	-10%	-30%	0%
Northern Europe & Central Asia	14%	-8%	-46%	2%
Western & Central Europe	24%	-3%	-14%	6%
Mediterranean	14%	-3%	-6%	4%
Middle East	26%	4%	-9%	12%
Sub Saharan Africa	-22%	6%	-9%	-11%
India	-13%	11%	-32%	-5%
North East Asia	-26%	-22%	-30%	-24%
South East Asia & Oceania	12%	-3%	1%	5%
Other	28%	17%	10%	22%

Total	0%	0%	-9%	0%

Ericsson Fourth Quarter Report 2013	38

PROVISIONS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Opening balance	6,265	5,930	5,318	5,243	8,638	9,499	7,716	6,414
Additions	1,003	616	810	4,582	1,915	1,215	658	911
Utilization/Cash out	-980	-850	-664	-981	-758	-2,365	-1,534	-1,364
Of which restructuring	-401	-342	-160	-267	-324	-1,001	-457	-307
Reversal of excess amounts	-370	-453	-95	-155	-209	-586	-191	-575
Reclassification, translation difference and other	12	75	-126	-51	-87	-47	-235	-24

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716	6,414	5,362

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Opening balance	6,265	6,265	6,265	6,265	8,638	8,638	8,638	8,638
Additions	1,003	1,619	2,429	7,011	1,915	3,130	3,788	4,699
Utilization/Cash out	-980	-1,830	-2,494	-3,475	-758	-3,123	-4,657	-6,021
Of which restructuring	-401	-743	-903	-1,170	-324	-1,325	-1,782	-2,089
Reversal of excess amounts	-370	-823	-918	-1,073	-209	-795	-986	-1,561
Reclassification, translation difference and other	12	87	-39	-90	-87	-134	-369	-393

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716	6,414	5,362

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Additions
Property, plant and equipment	1,648	994	1,461	1,326	1,196	1,278	778	1,251
Capitalized development expenses	251	525	435	430	282	214	237	182
IPR, brands and other intangible assets	5,570	992	341	409	196	22	1,418	562

Total	7,469	2,511	2,237	2,165	1,674	1,514	2,433	1,995

Depreciation, amortization and impairment losses
Property, plant and equipment	914	982	1,035	1,081	1,008	983	1,008	1,210
Capitalized development expenses	245	259	265	555	303	342	388	374
IPR, brands and other intangible assets, etc.	1,156	1,160	1,094	1,143	1,100	1,111	1,150	1,160

Total	2,315	2,401	2,394	2,779	2,411	2,436	2,546	2,744

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income	8,804	1,205	2,184	-6,255	1,204	1,516	3,010	6,444
Net income reconciled to cash	4,269	3,148	4,684	6,914	1,598	3,483	4,398	12,523
Cash flow from operating activities	731	-1,364	6,973	15,691	-2,970	4,291	1,459	14,609
Cash conversion	17.1%	-43.3%	148.9%	226.9%	-185.9%	123.2%	33.2%	116.7%

NET CASH, END OF PERIOD

				Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
SEK million				2012	2013	2013	2013	2013
Cash and cash equivalents				44,682	37,444	38,479	35,163	42,095
+ Short term investments				32,026	34,641	26,335	25,505	34,994
- Borrowings, non-current				23,898	23,638	22,471	21,745	22,067
- Borrowings, current				4,769	5,084	4,018	3,849	7,388
- Post employment benefits				9,503	11,132	10,907	10,385	9,825
Net cash, end of period				38,538	32,231	27,418	24,689	37,809

Ericsson Fourth Quarter Report 2013	39

OTHER INFORMATION

	Oct - Dec		Jan - Dec
	2012	2013	2012	2013
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	85	74	85	74
Number of shares outstanding, basic, end of period (million)	3,220	3,231	3,220	3,231
Numbers of shares outstanding, diluted, end of period (million)	3,251	3,262	3,251	3,262
Average number of treasury shares (million)	86	75	76	79
Average number of shares outstanding, basic (million)	3,219	3,230	3,216	3,226
Average number of shares outstanding, diluted (million) 1)	3,251	3,261	3,247	3,257
Earnings per share, basic (SEK)	-2.01	1.98	1.80	3.72
Earnings per share, diluted (SEK) 1)	-1.99	1.97	1.78	3.69
Earnings per share (Non-IFRS), diluted (SEK) 2)	-1.77	2.22	2.74	4.69
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	-1.40	2.42	3.55	5.62
Ratios
Days sales outstanding	—	—	86	97
Inventory turnover days	61	55	73	62
Payable days	45	43	57	53
Equity ratio (%)	—	—	50.4%	52.6%
Return on equity (%)	-18.5%	18.8%	4.1%	8.7%
Return on capital employed (%)	-7.5%	21.1%	6.7%	10.7%
Capital turnover (times)	1.5	1.5	1.3	1.3
Cash conversion %, end of period	226.9%	116.7%	115.9%	79.0%
Payment readiness, end of period	—	—	84,951	82,631
Payment readiness, as percentage of sales	—	—	37.3%	36.3%
Exchange rates used in the consolidation
SEK/EUR—average rate	—	—	8.70	8.67
—closing rate	—	—	8.58	8.90
SEK/USD—average rate	—	—	6.73	6.52
—closing rate	—	—	6.51	6.46
Other
Regional inventory, end of period,	19,353	14,652	19,353	14,652
Export sales from Sweden	30,201	35,216	106,997	108,944

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Excluding amortizations and write-downs of acquired intangibles

NUMBER OF EMPLOYEES

	2012				2013
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
North America	16,281	15,872	15,486	15,501	15,404	15,047	14,825	14,931
Latin America	11,538	11,176	10,920	11,219	11,153	11,412	11,402	11,445
Northern Europe & Central Asia 1)	21,341	21,457	21,334	21,211	21,043	21,148	22,038	21,892
Western & Central Europe	10,900	10,837	11,897	11,257	11,118	11,235	11,612	11,530
Mediterranean	11,858	11,986	12,321	12,205	12,015	12,405	12,350	12,314
Middle East	4,361	4,231	4,065	3,992	3,951	3,951	3,766	3,752
Sub Saharan Africa	2,317	2,277	1,669	2,014	1,967	2,101	2,081	2,084
India	12,567	12,644	13,269	14,303	14,588	16,183	16,978	17,622
North East Asia	13,016	13,233	13,853	14,157	14,088	14,059	14,625	14,503
South East Asia & Oceania	4,372	4,382	4,400	4,396	4,321	4,264	4,312	4,267

Total	108,551	108,095	109,214	110,255	109,648	111,805	113,989	114,340

1) Of which in Sweden	17,767	17,890	17,768	17,712	17,550	17,264	18,008	17,858

Ericsson Fourth Quarter Report 2013	40

RESTRUCTURING CHARGES BY FUNCTION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	-496	-389	-455	-885	-698	-707	-600	-652
Research and development expenses	-19	-107	-33	-693	-552	-117	-64	-139
Selling and administrative expenses	-54	-98	-82	-136	-589	-110	-55	-170

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934	-719	-961
Share in ST-Ericsson charges	-30	-190	-46	-46	—	—	—	—

Total	-599	-784	-616	-1,760	-1,839	-934	-719	-961

	2012				2013
Year to date, SEK million	Jan -Mar	Jan - Jun	Jan -Sep	Jan -Dec	Jan -Mar	Jan -Jun	Jan -Sep	Jan -Dec
Cost of sales	-496	-885	-1,340	-2,225	-698	-1,405	-2,005	-2,657
Research and development expenses	-19	-126	-159	-852	-552	-669	-733	-872
Selling and administrative expenses	-54	-152	-234	-370	-589	-699	-754	-924

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773	-3,492	-4,453
Share in ST-Ericsson charges	-30	-220	-266	-312	—	—	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773	-3,492	-4,453

RESTRUCTURING CHARGES BY SEGMENT

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-87	-167	-94	-905	-1,251	-316	-299	-316
Global Services	-473	-415	-441	-601	-385	-586	-410	-616
Of which Professional Services	-358	-302	-305	-371	-270	-389	-290	-420
Of which Network Rollout	-115	-113	-136	-230	-115	-197	-120	-196
Support Solutions	-9	-12	-29	-196	-111	-34	-11	-30
Unallocated	—	—	-6	-12	-92	2	1	1

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934	-719	-961
ST-Ericsson	-30	-190	-46	-46	—	—	—	—

Total	-599	-784	-616	-1,760	-1,839	-934	-719	-961

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	-87	-254	-348	-1,253	-1,251	-1,567	-1,866	-2,182
Global Services	-473	-888	-1,329	-1,930	-385	-971	-1,381	-1,997
Of which Professional Services	-358	-660	-965	-1,336	-270	-659	-949	-1,369
Of which Network Rollout	-115	-228	-364	-594	-115	-312	-432	-628
Support Solutions	-9	-21	-50	-246	-111	-145	-156	-186
Unallocated	—	—	-6	-18	-92	-90	-89	-88

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773	-3,492	-4,453
ST-Ericsson	-30	-220	-266	-312	—	—	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773	-3,492	-4,453

Ericsson Fourth Quarter Report 2013	41